SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On March 15, 2018, the Board of Directors of Korea Electric Power Corporation (“KEPCO”) resolved to pay dividends in the aggregate amount of KRW 507,151,620,830 for the fiscal year 2017 to KEPCO’s shareholders who were registered in the shareholders registry as of December 31, 2017 as set forth below, subject to approval at KEPCO’s annual general meeting of shareholders currently scheduled to be held on March 30, 2018.

Dividend payment for the fiscal year 2017

Fiscal year	2017
Dividend per share	KRW 790
Market value dividend ratio*	2.0%

*	Represents the percentage ratio of dividend per share, as divided by the arithmetic average of the closing prices of a KEPCO share during the one-week period prior to the second trading day immediately preceding December 31, 2017, the date KEPCO’s shareholders registry was closed for purposes of identifying shareholders entitled to be paid dividends for the fiscal year 2017.

•	Aggregate dividend amount corresponds to KEPCO’s outstanding voting shares of 641,964,077.

•	Pursuant to Article 464-2 of the Commercial Act, dividends will be paid within one month from the day the annual general meeting of shareholders is held.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jeong-soo
Name:	Kim, Jeong-soo
Title:	Head of Finance & IR Team

Date: March 15, 2018